

May 10, 2012

Via Facsimile (703) 984-8876
*e*Plus Inc.
Mr. Philip G. Norton, President
13595 Dulles Technology Drive
Herndon, VA 20171-3413

> **Re: *e*Plus Inc**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 10, 2011**
> **File No. 001-34167**

Dear Mr. Norton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1A. Risk Factors

General

1.   We note that several of your risk factor subcaptions fail to describe how the related uncertainty may affect your operations. In this regard, we note the subcaptions "We depend on having credit worthy customers", "We may not reserve adequately for our credit losses", and "Changes in accounting rules." Please confirm that in subsequent filings you will set forth each risk factor under a subcaption that adequately describes the related risk. Additionally, as appropriate, your risk factors should provide quantitative information that will provide context to potential investors regarding the scope of the risks and your historical experiences with respect thereto. For example, at page 14 you refer to a risk that vendor incentives that have materially affected your historical results

may not continue in the future, but you provide no quantitative information regarding the impact of those incentives on your results. See Item 503(c) of Regulation S-K.

<u>We could lose a large customer without being able to find a ready replacement, page 14</u>

2.   Consistent with the foregoing comment and with a view to disclosure in future filings please identify supplementally the customer that generated the largest percentage of your revenues during your most recently complete fiscal year. Also, tell us what consideration you gave to providing additional descriptive information regarding the terms of your agreements with your large customers. We note that your agreements with these customers are terminable by either party upon 30 days' notice. We further note that while some of your customers purchase your products using purchase orders, other customers enter into customer master agreements.

<u>We rely on a small number of key vendors and do not have long-term supply or …, page 16</u>

3.   Please describe the material terms of your agreements with your key vendors, Cisco and HP. In addition, given that it appears that your operations are substantially dependent on your relationships with these vendors, please tell us why you have not filed any agreements with these vendors as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial condition and Results of Operations</u>

<u>Executive Overview, page 25</u>

4.   We note that your gross margin is affected in part by changes in incentives provided to you by manufacturers. We further note your risk factor disclosure on page 14, that if you do not grow your net sales or if you are not in compliance with the terms of the incentive programs provided by your vendors, there could be a material negative effect on the incentives offered or paid to you by vendors. Please provide for us quantitative disclosure regarding the relationship between your net sales and any material changes in the amount of incentives offered or paid to you by your key vendors (i.e. Cisco and HP) during the periods covered by your financial statements. As material, provide quantitative disclosure as to how any decrease in incentives offered or paid to you by these key vendors affected your gross margin.

Part III (Incorporated by reference from definitive proxy statement filed on July 21, 2011)

Compensation Discussion and Analysis

Executive Compensation Decision-Making Process

The Role of Peer Benchmarking, page 18

5.   You state the size of the peer group varied for each of your executive officer positions. In order to provide readers with a clearer understanding of the role the comparative companies played in the executive compensation decision-making process, in your response letter identify the specific peer group companies used in setting the compensation of each of the named executive officers. We note that the peer group constituents varied significantly across your named executive officers, varying from three to fourteen of sixteen listed companies. To the extent you use different peer groups for different named executive officers, it appears that in future filings you should identify the constituents of each group together with the officer(s) whose compensation was evaluated with respect to the particular group. In addition, you should consider informing readers of the factors considered in deciding which companies to include in the peer group for each executive officer position.

Long-Term Equity Compensation, page 21

6.   We refer to your disclosure regarding the restricted stock awarded to your named executive officers during 2011. Please explain the significant differences between the awards made to different executive officers. We note the factors that your compensation committee considers in making awards of long-term compensation as described on page 21. Please tell us how these factors resulted in the significant differences in the restricted stock awards.

7.   As a related matter, we note that one of the factors considered by your compensation committee in determining the amounts of restricted stock awards was the value of prior long-term incentive grants and other non-cash compensation. Please describe how compensation or amounts realizable from prior compensation were considered in setting the amount of restricted stock awarded during 2011. See Item 402(b)(2)(x) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202)551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735).

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal